NXT ENERGY SOLUTIONS ATTENDING NAPE 2009

Calgary, Alberta, Canada Tuesday, January 27, 2009

NXT Energy Solutions Inc. (“NXT” or “the Company)

“SFD” – TSX-V;  “NSFDF” – NASDAQ OTCBB;  “EFW” - FRANKFURT

NXT Energy Solutions is pleased to announce its attendance at the NAPE EXPO in Houston, Texas on February 5 and 6, 2009.  Please come visit us at Booth 2060.  NAPE brings together an estimated 16,000 attendees from the domestic and international oil and gas industry to showcase prospects and properties.   The EXPO will also feature the latest technological advancements in related products and services.

“NAPE 2009 provides an excellent environment to present our “state of the art” airborne exploration tool and network with industry peers, potential business partners and broaden our customer base” states NXT CEO George Liszicasz, “and reflects again our commitment to make SFD a mainstream exploration tool”.

NXT is in the business of providing wide-area airborne exploration services to the oil and gas industry.  The Company utilizes its proprietary SFD Survey System to offer its clients a unique service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins with no environmental impact.  The value of the service is providing our clients with an efficient, cost effective method of surveying large tracts of land and delivering an inventory of SFD prospects with high potential.

For additional information about NXT and our SFD survey system please consult the Company’s website at. www.nxtenergy.com

For more information contact:

Ken Rogers CFO or Murray Christie COO	Dave Burwell or Grant Howard
NXT Energy Solutions Inc.	The Howard Group
505 — 3rd Street, S.W., Suite 1400	1200, 640 – 8th Ave. SW
Calgary, Alberta, Canada T2P 3E6	Calgary, Alberta, Canada T2P 1G7
Tel: (403) 264-7020	Tel: (403) 221-0915
Fax: (403) 264-6442	Fax: (403) 237-8387
nxt_info@nxtenergy.com	info@howardgroupinc.com
www.nxtenergy.com	www.howardgroupinc.com

Forward-Looking Statements

This news release may include forward-looking statements including opinions, assumptions, estimates and expectations of future prospects for the Company and financial projections. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized. Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, changes in the oil and gas industry, operating risks, reserve estimates, changes in general economic conditions and other factors more fully described from time to time in the reports and filings made by the Company with securities regulatory authorities.

Neither the TSX-Venture nor NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this news release.